Mercedes-Benz Auto Receivables Trust 2018-1
Investor Report

Amounts in USD

Dates

Collection Period No.	32			
Collection Period (from... to)	1-Feb-2021	28-Feb-2021		
Determination Date	11-Mar-2021			
Record Date	12-Mar-2021			
Distribution Date	15-Mar-2021			
Interest Period of the Class A-1 Notes (from... to)	16-Feb-2021	15-Mar-2021	Actual/360 Days	27
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Feb-2021	15-Mar-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	300,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	389,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2B Notes	125,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	449,000,000.00	163,990,054.93	144,089,619.50	19,900,435.43	44.321682	0.320912
Class A-4 Notes	121,950,000.00	121,950,000.00	121,950,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,384,950,000.00**	**285,940,054.93**	**266,039,619.50**	**19,900,435.43**		

Overcollateralization	35,512,333.05	35,511,558.33	35,511,558.33	
Adjusted Pool Balance	1,420,462,333.05	321,451,613.26	301,551,177.83	
Yield Supplement Overcollateralization Amount	87,929,652.04	16,980,067.95	15,753,790.47	
Pool Balance	**1,508,391,985.09**	**338,431,681.21**	**317,304,968.30**	

	Amount	Percentage
Initial Overcollateralization Amount	35,512,333.05	2.50%
Target Overcollateralization Amount	35,511,558.33	2.50%
Current Overcollateralization Amount	35,511,558.33	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.350000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	2.710000%	0.00	0.000000	0.00	0.000000
Class A-2B Notes	0.197380%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.030000%	414,074.89	0.922216	20,314,510.32	45.243898
Class A-4 Notes	3.150000%	320,118.75	2.625000	320,118.75	2.625000
Total		**$734,193.64**		**$20,634,629.07**	

Amounts in USD

Available Funds

Principal Collections	20,863,766.48
Interest Collections	941,081.12
Net Liquidation Proceeds	4,750.83
Recoveries	268,515.13
Purchase Amounts	0.00
Advances made by the Servicer	0.00
Investment Earnings	250.55
Available Collections	**22,078,364.11**
Reserve Fund Draw Amount	0.00
Available Funds	**22,078,364.11**

Distributions

(1) Total Servicing Fee	282,026.40
Nonrecoverable Advances to the Servicer	0.00
(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(3) Interest Distributable Amount Class A Notes	734,193.64
(4) Priority Principal Distributable Amount	0.00
(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(6) Regular Principal Distributable Amount	19,900,435.43
(7) Additional Servicing Fee and Transition Costs	0.00
(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
(9) Excess Collections to Certificateholders	1,161,708.64
Total Distribution	**22,078,364.11**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	282,026.40	282,026.40	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	734,193.64	734,193.64	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	414,074.89	414,074.89	0.00
thereof on Class A-4 Notes	320,118.75	320,118.75	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	734,193.64	734,193.64	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	19,900,435.43	19,900,435.43	0.00
Aggregate Principal Distributable Amount	19,900,435.43	19,900,435.43	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,551,155.83
Reserve Fund Amount - Beginning Balance	3,551,155.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	34.54
minus Net Investment Earnings	34.54
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,551,155.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	34.54
Net Investment Earnings on the Collection Account	216.01
Investment Earnings for the Collection Period	250.55

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,508,391,985.09	50,953
Pool Balance beginning of Collection Period	338,431,681.21	22,856
Principal Collections	13,518,601.97	
Principal Collections attributable to Full Pay-offs	7,345,164.51	
Principal Purchase Amounts	0.00	
Principal Gross Losses	262,946.43	
Pool Balance end of Collection Period	317,304,968.30	22,044
Pool Factor	21.04%	

	As of Cutoff Date	Current
Weighted Average APR	3.39%	3.53%
Weighted Average Number of Remaining Payments	52.73	26.58
Weighted Average Seasoning (months)	14.04	43.61

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	313,522,182.11	21,870	98.81%
31-60 Days Delinquent	2,640,660.07	118	0.83%
61-90 Days Delinquent	925,931.27	43	0.29%
91-120 Days Delinquent	216,194.85	13	0.07%
Total	317,304,968.30	22,044	100.00%

Delinquency Trigger	**2.673%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.360%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current Amount	Current Number of Receivables	Cumulative Amount	Cumulative Number of Receivables
Principal Gross Losses	262,946.43	14	21,837,209.55	804
Principal Net Liquidation Proceeds	4,231.85		6,655,361.74	
Principal Recoveries	264,292.59		8,109,557.94	
Principal Net Loss / (Gain)	(5,578.01)		7,072,289.87	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	(0.020%)
Prior Collection Period	(0.402%)
Second Prior Collection Period	(0.489%)
Third Prior Collection Period	0.746 %
Four Month Average	(0.042%)

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.469%
Average Net Loss / (Gain)	8,796.38

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.